

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2011

Via E-mail
Mr. Mark Fetting
Chief Executive Officer
Legg Mason, Inc.
100 International Drive
Baltimore, MD 21202

> **Re: Legg Mason, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2011**
> **Filed May 27, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed June 16, 2011**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2011**
> **Filed August 8, 2011**
> **File No. 001-08529**

Dear Mr. Fetting:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director